**Exhibit 23**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We have issued our report dated June 26, 2014, with respect to the financial statements and supplemental schedule of ITW Savings and Investment Plan on Form 11-K for the year ended December 31, 2013.  We hereby consent to the incorporation by reference of said report in the Registration Statement of Illinois Tool Works Inc. on Form S-8 (File No. 333-105731, effective May 30, 2003).

By:/s/Grant Thornton LLP
Chicago, Illinois
June 26, 2014